Exxon Mobil Corporation

Joel P. Webb

5959 Las Colinas Boulevard

Manager Financial Reporting and Analysis

Irving, TX 75039-2298

972 444 1290 Telephone

972 444 1222 Facsimile

ExxonMobil

July 9, 2009

Mr. H. Roger Schwall

Assistant Director

U. S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.W., Stop 7010

Washington, DC  20549

Re:

Exxon Mobil Corporation

Form 8-K

Filed February 17, 2009

Form 10-K for the Fiscal Year Ended December 31, 2008

Filed February 27, 2009

File No. 001-02256

Dear Mr. Schwall:

The purpose of this letter is to confirm our understanding, based on my phone conversation with Jennifer O’Brien yesterday, that the SEC has taken no exception to our request for an extension to August 31, 2009, to respond to the questions listed in the SEC’s letter dated July 2.  The primary reason for our request for additional time is the availability of key members of management who will be reviewing our responses.  In addition, many of the personnel involved in preparing our responses are also actively engaged in preparing and filing second quarter financial statements.

Please do not hesitate to contact me at 972-444-1290 if you have any questions.

Yours truly,

By:

/s/ Joel P. Webb

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Name:

Joel P. Webb

Title:

Manager Financial Reporting and Analysis